Exhibit 99.1

Press release
Ad hoc announcement pursuant to Art. 53 LR

SHL to acquire remaining stake of Mediton

Tel Aviv / Zurich / New York, 24 September 2024 – SHL Telemedicine Ltd. (NASDAQ: SHLT; SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced the possible acquisition of the remaining stake of Mediton Group ("Mediton"). Mediton is a leading provider of healthcare services in Israel in the field of diagnostics, preventative healthcare, and medical opinions to institutional customers.

On 22 September 2024, Perluk – Medical Holdings Ltd., Haim Perluk and Orna Perluk, the main holders of the remaining ordinary shares of the Mediton Group ("Mediton")provided a Put Option Notice to SHL that they were exercising their right under the Share Purchase Agreement, dated August 25, 2021, among the Company, Mediton Medical Centers Chain Ltd. and Medishur Ltd. (the "Mediton SPA"), to require the Company to purchase all of the Sellers’ remaining holdings in Mediton. Previously, on August 31, 2021, SHL acquired 70% of the ordinary shares of Mediton. Pursuant to the Mediton SPA, the price to be paid for the ordinary shares are subject to the Put Option Right (the "Put Option Price") and is to be calculated based on a multiple of the average of the EBITDA of Mediton for 2022 and 2023, which are subject to certain adjustments. Such calculation should be agreed by the parties. SHL has sufficient financial resources to finance the transaction.

In accordance with Mediton's articles of association, in the event of purchasing the Seller's shares, SHL will also purchase all remaining shares of Mediton and, by that, will hold 100% of the outstanding ordinary shares of Mediton.

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our web site at  www.shl-telemedicine.com.

For further information please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42,  farner@irf-reputation.ch